Exhibit 99.3

Interim Management Discussion and Analysis

CONTENTS
About Fortis	1	Liquidity and Capital Resources	12
Key Developments	1	Cash Flow Requirements	12
Performance at a Glance	2	Cash Flow Summary	13
Business Unit Performance	5	Contractual Obligations	14
ITC	5	Capital Structure and Credit Ratings	15
UNS Energy	6	Capital Plan	15
Central Hudson	6	Business Risks	16
FortisBC Energy	7	Accounting Matters	16
FortisAlberta	7	Financial Instruments	17
FortisBC Electric	8	Long-Term Debt and Other	17
Other Electric	8	Derivatives	17
Energy Infrastructure	9	Summary of Quarterly Results	17
Corporate and Other	9	Related-Party and Inter-Company Transactions	18
Non-US GAAP Financial Measures	10	Outlook	19
Regulatory Highlights	10	Forward-Looking Information	19
Financial Position	11	Glossary	21
		Condensed Consolidated Interim Financial Statements (Unaudited)	F-1

Dated July 28, 2021

This Interim MD&A has been prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations. It should be read in conjunction with the Interim Financial Statements, the 2020 Annual Financial Statements and the 2020 Annual MD&A and is subject to the cautionary statement and disclaimer provided under "Forward-Looking Information" on page 19. Further information about Fortis, including its Annual Information Form filed on SEDAR, can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

Financial information herein has been prepared in accordance with US GAAP (except for indicated Non-US GAAP Financial Measures) and, unless otherwise specified, is presented in Canadian dollars based, as applicable, on the following US-to-Canadian dollar exchange rates: (i) average of 1.23 and 1.39 for the quarters ended June 30, 2021 and 2020, respectively; (ii) average of 1.25 and 1.37 year-to-date June 30, 2021 and 2020, respectively; (iii) 1.24 and 1.36 as at June 30, 2021 and 2020, respectively; (iv) 1.27 as at December 31, 2020; and (v) 1.32 for all forecast periods. See "Capital Plan" on page 15 for information regarding foreign exchange sensitivity on forecast capital expenditures. Certain terms used in this Interim MD&A are defined in the "Glossary" on page 21.

ABOUT FORTIS
Fortis (TSX/NYSE: FTS) is a well-diversified leader in the North American regulated electric and gas utility industry, with 2020 revenue of $8.9 billion and total assets of $56 billion as at June 30, 2021. The Corporation's 9,000 employees serve 3.4 million utility customers in five Canadian provinces, nine US states and three Caribbean countries.

For additional information on the Corporation's operations, reportable segments and strategy, refer to the "About Fortis" section of the 2020 Annual MD&A and Note 1 to the Interim Financial Statements.

KEY DEVELOPMENTS
COVID-19 Pandemic
The Corporation's utilities continue to reliably and safely deliver an essential service during the COVID-19 Pandemic. Developments are continuously monitored with commensurate measures being taken. The Corporation's utilities have assessed supply chain risk and other potential impacts of the pandemic to ensure that they can continue to provide safe, reliable service while supporting public health.

1	FORTIS INC.	JUNE 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
The Corporation is continuing to assess economic conditions in its service territories and the associated impacts on: (i) energy sales, particularly for UNS Energy and the Other Electric segment as revenue in these segments is not protected by regulatory mechanisms; (ii) the ability of customers to pay their energy bills and the related impact on Operating Cash Flow; (iii) the progress of regulatory proceedings and the ability to recover costs in a timely manner; and (iv) the execution of the 2021 and five-year capital plan. The COVID-19 Pandemic did not have a significant impact on energy sales, earnings, EPS, Operating Cash Flow or capital expenditures for the six months ended June 30, 2021 and 2020. As well, ongoing regulatory proceedings continue to progress as anticipated.

While public health restrictions continue to ease across our jurisdictions, there continues to be uncertainty surrounding the pandemic, particularly the resurgences of variants of the virus and the efficacy and distribution of COVID-19 vaccines. Potential financial and operating impacts on Fortis are discussed in the "Significant Items" and "Business Risks" sections of the 2020 Annual MD&A.

American Jobs Plan and New Tax Proposals
In March 2021, the "American Jobs Plan" was released which outlined significant intended infrastructure spending, including investments in transmission, electrification and economic development, as well as electrical grid resilience. Fortis continues to review the plan to assess the impact on its forecast capital investments and energy sales.

The US federal government also released the "Made in America Tax Plan" which included proposals, amongst other things, to increase the corporate tax rate, amend rules associated with international taxation, and to introduce a transmission investment tax credit. Draft legislation has not yet been released but may be available in 2021 and could be enacted as early as the end of 2021. In April 2021, the Canadian federal budget was released which proposed changes in relation to interest deductibility and international taxation. Further information is expected to be available in the second half of 2021. Changes in tax legislation could affect the results of operations, financial condition and cash flows of the Corporation. Fortis will continue to assess the impacts as more details become available.

PERFORMANCE AT A GLANCE
Key Financial Metrics
Periods ended June 30	Quarter			Year-to-Date
($ millions, except as indicated)	2021	2020	Variance	2021	2020	Variance
Revenue	2,130	2,077	53	4,669	4,468	201
Common Equity Earnings
Actual	253	274	(21)	608	586	22
Adjusted (1)	259	258	1	619	573	46
Basic EPS ($)
Actual	0.54	0.59	(0.05)	1.30	1.26	0.04
Adjusted (1)	0.55	0.56	(0.01)	1.32	1.23	0.09
Dividends paid per common share ($)	0.505	0.4775	0.0275	1.01	0.955	0.055
Weighted average number of common shares outstanding (# millions)	470.2	464.6	5.6	469.0	464.2	4.8
Operating Cash Flow	740	725	15	1,479	1,315	164
Capital Expenditures (2)	840	827	13	1,720	2,001	(281)
(1)See "Non-US GAAP Financial Measures" on page 10.
(2)Includes $50 million and $126 million, which represents Fortis' share of capital spending, for the Wataynikaneyap Transmission Power Project for the three and six months ended June 30, 2021, respectively ($52 million and $64 million for the three and six months ended June 30, 2020, respectively)

Revenue
The $53 million and $201 million increase in revenue for the quarter and year-to-date periods, respectively, was due primarily to: (i) higher flow-through costs in customer rates; (ii) Rate Base growth; (iii) higher electricity sales; and (iv) new customer rates, effective January 1, 2021, at TEP. The increases were partially offset by: (i) unfavourable foreign exchange of $153 million and $227 million, respectively; and (ii) a $40 million favourable base ROE adjustment recognized at ITC in the second quarter of 2020 reflecting the reversal of liabilities accrued in prior periods as a result of the May 2020 FERC Decision.

2	FORTIS INC.	JUNE 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
Earnings and EPS
Common Equity Earnings for the quarter decreased by $21 million compared to the same period in 2020. The decrease was mainly due to a lower US-to-Canadian dollar exchange rate, resulting in a $24 million unfavorable variance, reflecting an average foreign exchange rate of 1.23 in the second quarter of 2021 compared to 1.39 in the same period of 2020. The decrease in earnings also reflected significant one-time items totalling $14 million recognized in the second quarter of 2020. The significant items included an adjustment to ITC's base ROE partially offset by the finalization of US tax reform and associated regulations.

Excluding the impact of foreign exchange and the one-time items, Common Equity Earnings increased by $17 million in the second quarter of 2021 due to: (i) Rate Base Growth; (ii) higher earnings in Arizona driven by warmer weather and new customer rates at TEP, partially offset by higher operating costs; and (iii) higher earnings in the Caribbean, reflecting the continued recovery from economic conditions experienced in 2020 associated with the COVID-19 Pandemic. This growth was partially offset by a lower income tax recovery at Corporate and the impact of mark-to-market accounting of natural gas derivatives at Aitken Creek.

Common Equity Earnings for the year-to-date period increased by $22 million compared to the same period in 2020. Excluding the unfavourable impact of foreign exchange and the above noted one-time items, year-to-date Common Equity Earnings increased by $68 million. The increase in earnings reflected the same factors discussed for the quarter, as well as the timing of earnings associated with losses recognized in the first half of 2020 on retirement investments at UNS Energy.

In addition to the above-noted items impacting earnings, the change in EPS for the quarter and year to date reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

For the quarter and year-to-date periods: (i) Adjusted Common Equity Earnings increased by $1 million and $46 million, respectively; and (ii) Adjusted Basic EPS decreased by $0.01 and increased by $0.09, respectively. Refer to "Non-US GAAP Financial Measures" on page 10 for a reconciliation of these measures. The changes in Adjusted Basic EPS for the quarter and year-to-date periods include the impact of unfavourable foreign exchange, as discussed above, and are illustrated in the following charts.
(1)UNS Energy and Central Hudson. Earnings at UNS Energy reflect higher retail electricity sales driven by warmer weather and the impact of new customer rates at TEP effective January 1, 2021, partially offset by higher operating costs related to planned generation maintenance. Earnings at Central Hudson reflect Rate Base growth and lower operating expenses, reflecting the timing of expenditures as well as a reduction in costs incurred related to the COVID-19 Pandemic
(2)Primarily reflects Rate Base growth
(3)Primarily reflects higher sales and earnings in the Caribbean, related to the continued recovery from economic conditions in 2020 associated with the COVID-19 Pandemic
(4)Average foreign exchange rate of 1.23 in 2021 compared to 1.39 in 2020
(5)Primarily reflects a lower income tax recovery
(6)Weighted average common shares of 470.2 million in 2021 compared to 464.6 million in 2020

3	FORTIS INC.	JUNE 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
(1)UNS Energy and Central Hudson. Earnings at UNS Energy reflect higher retail electricity sales driven by warmer weather, the impact of losses on retirement investments recognized in the first half of 2020 and the impact of new customer rates at TEP, partially offset by higher operating costs related to planned generation maintenance. Earnings at Central Hudson reflect Rate Base growth and lower operating expenses, reflecting the timing of expenditures as well as a reduction in costs incurred related to the COVID-19 Pandemic
(2)Primarily reflects Rate Base growth
(3)FortisBC Energy, FortisAlberta and FortisBC Electric. Primarily reflects Rate Base growth
(4)Primarily reflects higher earnings in the Caribbean, related to the continued recovery from economic conditions in 2020 associated with the COVID-19 Pandemic
(5)Reflects higher hydroelectric production in Belize and higher volumes and margins of natural gas sold at Aitken Creek
(6)Average foreign exchange rate of 1.25 in 2021 compared to 1.37 in 2020
(7)Weighted average common shares of 469.0 million in 2021 compared to 464.2 million in 2020

Dividends and TSR
Dividends paid per common share in the second quarter of 2021 were $0.505, up 5.8% from the same period in 2020.

Fortis has increased its common share dividend for 47 consecutive years. Growth of dividends and the market price of the Corporation's common shares have together yielded a one-year, three-year, five-year, 10-year and 20-year TSR of 10.3%, 13.4%, 8.6%, 9.4% and 13.4%, respectively.

The Corporation's targeted average annual dividend growth of approximately 6% through 2025 remains unchanged.

Operating Cash Flow
The $15 million and $164 million increase in Operating Cash Flow for the quarter and year-to-date periods, respectively, was due to higher cash earnings, reflecting Rate Base growth and new customer rates at TEP effective January 1, 2021, partially offset by higher generation maintenance costs at UNS Energy. Favourable changes in regulatory deferrals due to the timing of flow-through costs in customer rates, as well as lower transmission costs at FortisAlberta also contributed to the increase. The increases were partially offset by the lower US-to-Canadian dollar exchange rate, and for the quarter, the timing of carbon and provincial sales tax payments at FortisBC Energy which were deferred in the second quarter of 2020.

The economic impact of the COVID-19 Pandemic may affect customers' ability to pay their energy bills. Since the start of the pandemic, the Corporation's utilities instituted various customer relief initiatives, including the temporary suspension of non-payment disconnections. Accordingly, the Corporation has seen an increase in accounts receivable as at June 30, 2021 as compared to the same period last year. The impact on Operating Cash Flow for the three and six months ended June 30, 2021 associated with the slower collection of customer balances was offset by other changes in Operating Cash Flow discussed above. There has been no material change in credit loss expense for the three and six months ended June 30, 2021.

4	FORTIS INC.	JUNE 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
Capital Expenditures
Capital Expenditures were $1.7 billion year-to-date June 2021, representing 45% of the 2021 capital plan. Capital Expenditures year to date decreased by $0.3 billion compared to the same period in 2020, largely related to the construction of the Oso Grande Wind Project at UNS Energy, which was completed in May 2021.

The Corporation's annual $3.8 billion capital plan remains on track. Higher forecast capital expenditures for the year are expected to offset the impact of a lower foreign exchange rate.

The Corporation does not expect the COVID-19 Pandemic to impact its 2021 or overall five-year capital plan, although certain planned expenditures may shift within the five years depending on the continued evolution of the pandemic. See "Capital Plan" on page 15.

BUSINESS UNIT PERFORMANCE
Common Equity Earnings	Quarter				Year-to-Date
Periods ended June 30			Variance				Variance
($ millions)	2021	2020	FX (1)	Other	2021	2020	FX (1)	Other
Regulated Utilities
ITC	103	138	(16)	(19)	206	239	(22)	(11)
UNS Energy	83	85	(9)	7	128	113	(11)	26
Central Hudson	6	2	—	4	45	37	(2)	10
FortisBC Energy	15	16	—	(1)	126	122	—	4
FortisAlberta	36	33	—	3	71	65	—	6
FortisBC Electric	17	17	—	—	33	32	—	1
Other Electric (2)	34	24	(1)	11	54	47	(1)	8
	294	315	(26)	5	663	655	(36)	44
Non-Regulated
Energy Infrastructure (3)	(5)	3	—	(8)	9	12	—	(3)
Corporate and Other (4)	(36)	(44)	2	6	(64)	(81)	4	13
Common Equity Earnings	253	274	(24)	3	608	586	(32)	54
(1)    The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, FortisTCI and BECOL is the US dollar. The reporting currency of Belize Electricity is the Belizean dollar, which is pegged to the US dollar at BZ$2.00=US$1.00. The Corporate and Other segment includes certain transactions denominated in US dollars
(2)    Consists of the utility operations in eastern Canada and the Caribbean: Newfoundland Power; Maritime Electric; FortisOntario; Caribbean Utilities; FortisTCI; and Belize Electricity.
(3)    Primarily consists of long-term contracted generation assets in Belize and Aitken Creek in British Columbia
(4)    Includes Fortis net corporate expenses and non-regulated holding company expenses

ITC	Quarter				Year-to-Date
Periods ended June 30			Variance				Variance
($ millions)	2021	2020	FX	Other	2021	2020	FX	Other
Revenue (1)	418	477	(56)	(3)	844	910	(81)	15
Earnings (1)	103	138	(16)	(19)	206	239	(22)	(11)
(1)Revenue represents 100% of ITC. Earnings represent the Corporation's 80.1% controlling ownership interest in ITC and reflect consolidated purchase price accounting adjustments.
Revenue
The decrease in revenue, net of foreign exchange, for the quarter reflects a $40 million favourable base ROE adjustment recognized in the second quarter of 2020, related to prior periods as a result of the May 2020 FERC Decision. The decrease was partially offset by higher flow-through costs in customer rates and Rate Base growth.

The increase in revenue, net of foreign exchange, year to date reflects higher flow-through costs in customer rates and Rate Base growth, partially offset by the $40 million favourable base ROE adjustment as a result of the May 2020 FERC Decision, discussed above.

5	FORTIS INC.	JUNE 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
Earnings
The decrease in earnings, net of foreign exchange, for the quarter and year-to-date periods reflected a $27 million favourable base ROE adjustment as a result of the May 2020 FERC Decision. Excluding this one-time impact, earnings increased for the quarter and year-to-date periods reflecting Rate Base growth.

UNS ENERGY	Quarter				Year-to-Date
Periods ended June 30			Variance				Variance
($ millions, except as indicated)	2021	2020	FX	Other	2021	2020	FX	Other
Retail electricity sales (GWh)	2,820	2,735	—	85	4,970	4,903	—	67
Wholesale electricity sales (GWh) (1)	1,317	1,201	—	116	3,044	2,531	—	513
Gas sales (PJ)	2	2	—	—	9	8	—	1
Revenue	556	546	(63)	73	1,078	1,019	(91)	150
Earnings	83	85	(9)	7	128	113	(11)	26
(1)    Primarily short-term wholesale sales
Sales
The increase in retail electricity sales for the quarter and year-to-date periods was due primarily to higher cooling load in the second quarter of 2021 due to warmer temperatures as compared to the same periods in 2020.

The increase in wholesale electricity sales for the quarter and year-to-date periods was due primarily to favourable market pricing. Revenue from short-term wholesale sales is primarily credited to customers through regulatory deferral mechanisms and, therefore, does not materially impact earnings.

Gas sales were consistent with the comparable periods in 2020.

Revenue
The increase in revenue, net of foreign exchange, for the quarter and year-to-date periods was due primarily to: (i) new customer rates effective January 1, 2021 at TEP; (ii) higher short-term wholesale electricity sales reflecting favourable pricing and volumes; (iii) higher retail electricity sales driven by warmer weather; and (iv) higher recovery of fuel and non-fuel costs through the normal operation of regulatory mechanisms.

Earnings
The increase in earnings, net of foreign exchange, for the quarter and year-to-date periods was due to higher retail electricity sales driven by warmer weather and the impact of new customer rates at TEP, partially offset by higher operating costs related to planned generation maintenance. The year-to-date increase also reflects losses recognized in the first half of 2020 on certain investments that support retirement benefits.

Changes in 2020 in the market value of investments that support retirement benefits were driven by financial market volatility associated with the COVID-19 Pandemic. The losses recognized through the first half of 2020 were substantially recovered by the end of 2020, but did impact the timing of quarterly earnings.

CENTRAL HUDSON	Quarter				Year-to-Date
Periods ended June 30			Variance				Variance
($ millions, except as indicated)	2021	2020	FX	Other	2021	2020	FX	Other
Electricity sales (GWh)	1,151	1,105	—	46	2,441	2,348	—	93
Gas sales (PJ)	5	4	—	1	14	12	—	2
Revenue	207	206	(24)	25	492	486	(40)	46
Earnings	6	2	—	4	45	37	(2)	10

6	FORTIS INC.	JUNE 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
Sales
The increase in electricity sales for the quarter and year-to-date periods was due primarily to higher average consumption by commercial customers as the COVID-19 Pandemic caused the temporary closure of non-essential businesses in 2020. Higher average consumption by residential customers, due partly to work-from-home practices associated with the COVID-19 Pandemic, also contributed to the increase in electricity sales year to date.

Gas sales were relatively consistent with the comparable periods in 2020.

Changes in electricity and gas sales at Central Hudson are subject to regulatory revenue decoupling mechanisms and, therefore, do not materially impact earnings.

Revenue
The increase in revenue, net of foreign exchange, for the quarter and year-to-date periods was due primarily to: (i) an increase in gas and electricity delivery rates effective July 1, 2020, reflecting a return on increased Rate Base assets as well as the recovery of higher operating and financing expenses; and (ii) the flow through of higher energy supply costs driven by higher sales and commodity prices.

Earnings
The increase in earnings, net of foreign exchange, for the quarter and year-to-date periods was due primarily to: (i) Rate Base growth, discussed above; and (ii) lower operating expenses, reflecting the timing of expenditures as well as a reduction in credit loss expense and other costs incurred related to the COVID-19 Pandemic as compared to 2020.

FORTISBC ENERGY
Periods ended June 30	Quarter			Year-to-Date
($ millions, except as indicated)	2021	2020	Variance	2021	2020	Variance
Gas sales (PJ)	42	41	1	122	123	(1)
Revenue	317	249	68	903	715	188
Earnings	15	16	(1)	126	122	4

Sales
Gas sales for the quarter and year-to-date periods were relatively consistent with the comparable periods in 2020.

Revenue
The increase in revenue for the quarter and year-to-date periods was due primarily to a higher cost of natural gas recovered from customers, the normal operation of regulatory deferrals, and Rate Base growth.

Earnings
The decrease in earnings for the quarter was due primarily to the timing of operating expenses, partially offset by Rate Base growth.

The increase in earnings year to date was due primarily to Rate Base growth.

FortisBC Energy earns approximately the same margin regardless of whether a customer contracts for the purchase and delivery of natural gas or only for the delivery. Due to regulatory deferral mechanisms, changes in consumption levels and commodity costs do not materially impact earnings.

FORTISALBERTA
Periods ended June 30	Quarter			Year-to-Date
($ millions, except as indicated)	2021	2020	Variance	2021	2020	Variance
Electricity deliveries (GWh)	3,777	3,628	149	8,189	8,181	8
Revenue	162	150	12	320	302	18
Earnings	36	33	3	71	65	6

7	FORTIS INC.	JUNE 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
Deliveries
The increase in electricity deliveries for the quarter was due to higher average consumption driven by warmer temperatures compared to the same period in 2020, as well as customer additions.

Energy deliveries year to date were relatively consistent with the same period in 2020.

As approximately 85% of FortisAlberta's revenue is derived from fixed or largely fixed billing determinants, changes in quantities of electricity delivered are not entirely correlated with changes in revenue. Revenue is a function of numerous variables, many of which are independent of actual electricity deliveries.

Revenue and Earnings
The increases in revenue and earnings for the quarter and year-to-date periods were due primarily to Rate Base growth and customer additions, as well as higher revenue associated with a long-term energy retailer agreement. Colder-than-normal temperatures in the first quarter of 2021 also contributed to the year-to-date increase in revenue and earnings.

FORTISBC ELECTRIC
Periods ended June 30	Quarter			Year-to-Date
($ millions, except as indicated)	2021	2020	Variance	2021	2020	Variance
Electricity sales (GWh)	771	691	80	1,704	1,606	98
Revenue	108	91	17	228	205	23
Earnings	17	17	—	33	32	1

Sales
The increase in electricity sales for the quarter and year-to-date periods was due primarily to higher average consumption by: (i) residential customers, as a result of warmer temperatures compared to the same periods in 2020; and (ii) commercial and industrial customers, largely reflecting the COVID-19 Pandemic which caused the temporary closure of non-essential businesses in 2020.

Revenue
The increase in revenue for the quarter and year-to-date periods was due to: (i) higher electricity sales, partially offset by the normal operation of regulatory deferrals; (ii) an increase in third-party contract work; and (iii) Rate Base growth.

Earnings
Earnings for the quarter were consistent with the comparable period in 2020 as the impact of Rate Base growth was offset by the timing of operating expenses.

The increase in earnings year to date was due primarily to Rate Base growth.

Due to regulatory deferral mechanisms, changes in consumption levels do not materially impact earnings.

OTHER ELECTRIC	Quarter				Year-to-Date
Periods ended June 30			Variance				Variance
($ millions, except as indicated)	2021	2020	FX	Other	2021	2020	FX	Other
Electricity sales (GWh)	2,164	2,109	—	55	5,006	5,047	—	(41)
Revenue	353	345	(10)	18	766	793	(15)	(12)
Earnings	34	24	(1)	11	54	47	(1)	8
Sales
The increase in electricity sales for the quarter was due primarily to overall higher average consumption across the utilities, reflecting the continued recovery from the impacts of the COVID-19 Pandemic in 2020, including the temporary closure of non-essential businesses and lower tourism-related activities in the Caribbean.

The decrease in electricity sales year to date reflected lower average consumption at Newfoundland Power in the first quarter of 2021, partially offset by higher sales across the other utilities reflecting the continued recovery from the COVID-19 Pandemic, discussed above.

8	FORTIS INC.	JUNE 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
Revenue
The increase in revenue, net of foreign exchange, for the quarter reflected higher sales.

The decrease in revenue, net of foreign exchange, year to date was due to lower sales, partially offset by Rate Base growth.

Earnings
The increase in earnings, net of foreign exchange, for the quarter and year-to-date periods primarily reflected the continued recovery of economic conditions in the Caribbean, as discussed above, as well as Rate Base growth.

ENERGY INFRASTRUCTURE
Periods ended June 30	Quarter			Year-to-Date
($ millions, except as indicated)	2021	2020	Variance	2021	2020	Variance
Electricity sales (GWh)	26	34	(8)	79	50	29
Revenue	9	13	(4)	38	38	—
Earnings	(5)	3	(8)	9	12	(3)

Sales
The change in electricity sales for the quarter and year-to-date periods reflected variations in hydroelectric production in Belize associated with rainfall levels.

Revenue and Earnings
The change in revenue and earnings for the quarter and year-to-date periods reflected unfavourable changes in the mark-to-market accounting of natural gas derivatives at Aitken Creek, with unrealized losses of $6 million during the second quarter of 2021 compared to unrealized gains of $2 million for the same period last year, and unrealized losses of $11 million year to date compared to unrealized losses of $1 million for the same period last year.

Excluding the impact of mark-to-market accounting, revenue and earnings for the quarter were relatively consistent with the comparable period in 2020. Revenue and earnings year to date increased by $10 million and $7 million, respectively, driven by higher hydroelectric production in Belize and higher volumes and margins of natural gas sold at Aitken Creek.

Aitken Creek is subject to commodity price risk, as it purchases and holds natural gas in storage to earn a profit margin from its ultimate sale. Aitken Creek mitigates this risk by using derivatives to materially lock in the profit margin that will be realized upon the sale of natural gas. The fair value accounting of these derivatives creates timing differences and the resultant earnings volatility can be significant.

CORPORATE AND OTHER	Quarter				Year-to-Date
Periods ended June 30			Variance				Variance
($ millions)	2021	2020	FX	Other	2021	2020	FX	Other
Net expenses	(36)	(44)	2	6	(64)	(81)	4	13

The decrease in net expenses, net of foreign exchange, for the quarter and year-to-date periods was primarily due to the reversal of a $13 million tax recovery in 2020, originally recognized in 2019, resulting from the finalization of US tax reform and associated anti-hybrid regulations.

Excluding this impact, net expenses were higher in the quarter due to a lower income tax recovery resulting from a higher consolidated state tax rate associated with changes in regional sales mix. On a year-to-date basis, net expenses were consistent with 2020 as the impact of the lower income tax recovery was offset by mark-to-market gains on total return swaps.

9	FORTIS INC.	JUNE 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
NON-US GAAP FINANCIAL MEASURES
Adjusted Common Equity Earnings and Adjusted Basic EPS are Non-US GAAP Financial Measures and may not be comparable with similar measures used by other entities. They are presented because management and external stakeholders use them in evaluating the Corporation's financial performance and prospects.

Net earnings attributable to common equity shareholders (i.e., Common Equity Earnings) and basic EPS are the most directly comparable US GAAP measures to Adjusted Common Equity Earnings and Adjusted Basic EPS, respectively.

Adjusted Common Equity Earnings and Adjusted Basic EPS reflect the removal of items that management excludes in its key decision-making processes and evaluation of operating results, and are reconciled as follows.

Non-US GAAP Reconciliation
Periods ended June 30	Quarter			Year-to-Date
($ millions, except as indicated)	2021	2020	Variance	2021	2020	Variance
Common equity earnings	253	274	(21)	608	586	22
Adjusting items:
Unrealized loss (gain) on mark-to-market of derivatives (1)	6	(2)	8	11	1	10
May 2020 FERC Decision (2)	—	(27)	27	—	(27)	27
US tax reform (3)	—	13	(13)	—	13	(13)
Adjusted Common Equity Earnings	259	258	1	619	573	46
Adjusted Basic EPS ($)	0.55	0.56	(0.01)	1.32	1.23	0.09
(1)Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek, included in the Energy Infrastructure segment
(2)Represents prior period impacts of the May 2020 FERC Decision, included in the ITC segment
(3)Represents income tax expense, reflecting the reversal of income tax recoveries recognized in prior periods, resulting from the finalization of US tax reform and associated anti-hybrid regulations, included in the Corporate and Other segment

REGULATORY HIGHLIGHTS
ITC
Transmission Incentives: In April 2021, FERC issued a supplemental NOPR on transmission incentives modifying the proposal in the initial NOPR released in March 2020. The supplemental NOPR proposes to eliminate the 50-basis point RTO ROE incentive adder for existing RTO members that have been members longer than three years, like ITC. In June 2021, ITC filed its comments on the supplemental NOPR supporting the continuation of the ROE incentive adder for RTO members. The timeline for FERC to issue a final rule in this proceeding and the likely outcome cannot be determined at this time. Although any potential impact to Fortis remains uncertain, every 10-basis point change in ROE at ITC impacts Fortis' annual EPS by approximately $0.01.

Central Hudson
General Rate Application: In August 2020, Central Hudson filed a rate application with the PSC requesting an increase in electric and natural gas delivery revenue of $44 million and $19 million, respectively, effective July 1, 2021. In January 2021, Central Hudson filed a notice of impending settlement negotiations and negotiations began in February 2021. An order from the PSC is expected in 2021.

COVID-19 Proceeding: The generic proceeding initiated by the PSC in June 2020 to identify and address the financial effects of the COVID-19 Pandemic and any associated cost recovery is ongoing. The potential impacts of this proceeding are unknown at this time.

FortisBC Energy and FortisBC Electric
GCOC Proceeding: In January 2021, the BCUC announced the initiation of a GCOC proceeding including a review of the common equity component of capital structure and the allowed ROE. The scope and timeline of the proceeding continues to evolve and the effective date of any change in the cost of capital is unknown at this time.

10	FORTIS INC.	JUNE 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
FortisAlberta
GCOC Proceeding: In March 2021, the AUC concluded the 2022 GCOC proceeding and extended the existing allowed ROE of 8.5% using a 37% equity component of capital structure through 2022. The Office of the UCA has filed an application seeking permission to appeal the decision to the Alberta Court of Appeal. The Office of the UCA also filed an application with the AUC in April 2021 and a decision on whether the AUC will review, and potentially vary, its 2022 GCOC decision is expected in the third quarter of 2021.

2023 COS Application: The final year of FortisAlberta's second PBR term is 2022. In June 2021, the AUC issued a decision confirming the approach to be adopted by Alberta distribution utilities for the COS rebasing year in 2023. FortisAlberta is required to file its 2023 COS application in the fourth quarter of 2021.

Third PBR Term: In July 2021, the AUC issued a decision confirming that Alberta distribution utilities will be subject to a third PBR term commencing in 2024 with going-in rates based on the 2023 COS rebasing. The AUC also initiated a new proceeding to consider the design of the third PBR term. FortisAlberta will submit comments with respect to the design of the third PBR term in 2022 and a decision from the AUC is expected in 2023.

Independent System Operator Tariff Proceeding: In April 2021, the AUC issued a decision confirming that distribution facility owners, such as FortisAlberta, will no longer be permitted to earn a return on AESO contributions made on a prospective basis from the date of the decision. Contributions made prior to that date are not impacted. This decision is not expected to have a material financial impact on the Corporation.

FINANCIAL POSITION

Significant Changes between June 30, 2021 and December 31, 2020

	Increase (Decrease)
	FX	Other
Balance Sheet Account	($ millions)	($ millions)	Explanation
Cash and cash equivalents	(6)	356	Reflects the issuance of debt at UNS Energy in the second quarter of 2021, for which a portion of the proceeds is expected to be used to repay US$250 million of maturing debt in the second half of 2021.
Regulatory assets (current and long-term)	(32)	142	Due primarily to: (i) the operation of rate stabilization accounts, largely at UNS Energy, reflecting higher energy costs resulting from a severe winter storm in southwestern US in February 2021; and (ii) deferred income taxes.
Property, plant and equipment, net	(578)	810	Due to capital expenditures, partially offset by depreciation.
Goodwill	(266)	—
Short-term borrowings	(3)	140	Reflects the issuance of commercial paper at ITC to finance working capital and capital investment requirements.
Accounts payable and other current liabilities	(30)	(233)	Due to the timing of the declaration of common share dividends, partially offset by higher energy supply costs at UNS Energy.
Deferred income tax liabilities	(49)	141	Due to higher temporary differences associated with ongoing capital investment.

11	FORTIS INC.	JUNE 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis

Significant Changes between June 30, 2021 and December 31, 2020

	Increase (Decrease)
	FX	Other
Balance Sheet Account	($ millions)	($ millions)	Explanation
Long-term debt (including current portion)	(416)	714	Reflects the issuance of debt at Corporate and the regulated utilities, for which a portion of the proceeds will be used to repay maturing debt in the second half of 2021.
Shareholders' equity	(337)	593	Due primarily to: (i) Common Equity Earnings for the six months ended June 30, 2021, less dividends declared on common shares; and (ii) the issuance of common shares.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW REQUIREMENTS
At the subsidiary level, it is expected that operating expenses and interest costs will be paid from Operating Cash Flow, with varying levels of residual cash flow available for capital expenditures and/or dividend payments to Fortis. Remaining capital expenditures are expected to be financed primarily from borrowings under credit facilities, long-term debt offerings and equity injections from Fortis. Borrowings under credit facilities may be required periodically to support seasonal working capital requirements.

Cash required by Fortis to support subsidiary growth is generally derived from borrowings under the Corporation's committed credit facility, the operation of the DRIP, and issuances of common shares, preference equity and long-term debt. The subsidiaries pay dividends to Fortis and receive equity injections from Fortis when required. Both Fortis and its subsidiaries initially borrow through their committed credit facilities and periodically replace these borrowings with long-term financing. Financing needs also arise periodically for acquisitions and to refinance maturing debt.

Credit facilities are syndicated primarily with large banks in Canada and the US, with no one bank holding more than approximately 20% of the total facilities. Approximately $4.7 billion of the total credit facilities are committed with maturities ranging from 2022 through 2026. Available credit facilities are summarized in the following table.

Credit Facilities
As at	Regulated Utilities	Corporate and Other	June 30,	December 31, 2020
($ millions)			2021
Total credit facilities (1)	3,556	1,380	4,936	5,581
Credit facilities utilized:
Short-term borrowings	(269)	—	(269)	(132)
Long-term debt (including current portion)	(591)	(68)	(659)	(980)
Letters of credit outstanding	(69)	(47)	(116)	(130)
Credit facilities unutilized	2,627	1,265	3,892	4,339
(1)    See Note 14 in the 2020 Annual Financial Statements for a description of the credit facilities as at December 31, 2020.

In April 2021, the Corporation's unsecured $500 million revolving 1-year term committed credit facility expired and was not renewed, and in June 2021, the Corporation extended its unsecured $1.3 billion revolving term committed credit facility to July 2026.

12	FORTIS INC.	JUNE 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
The Corporation's ability to service debt and pay dividends is dependent on the financial results of, and the related cash payments from, its subsidiaries. Certain regulated subsidiaries are subject to restrictions that limit their ability to distribute cash to Fortis, including restrictions by certain regulators limiting annual dividends and restrictions by certain lenders limiting debt to total capitalization. There are also practical limitations on using the net assets of the regulated subsidiaries to pay dividends, based on management's intent to maintain the subsidiaries' regulator-approved capital structures. Fortis does not expect that maintaining such capital structures will impact its ability to pay dividends in the foreseeable future.

As at June 30, 2021, consolidated fixed-term debt maturities/repayments are expected to average $849 million annually over the next five years and approximately 83% of the Corporation's consolidated long-term debt, excluding credit facility borrowings, had maturities beyond five years.

In December 2020, Fortis filed a short-form base shelf prospectus with a 25-month life under which it may issue common or preference shares, subscription receipts or debt securities in an aggregate principal amount of up to $2.0 billion. In May 2021, the Corporation issued 7-year $500 million unsecured senior notes at 2.18% and, as at June 30, 2021, $1.5 billion remained available under the short-form base shelf prospectus.

Fortis is well positioned with strong liquidity. The combination of available credit facilities and manageable annual debt maturities/repayments provides flexibility in the timing of access to capital markets. Given current credit ratings and capital structures, the Corporation and its subsidiaries currently expect to continue to have reasonable access to long-term capital in 2021.

Fortis and its subsidiaries were in compliance with debt covenants as at June 30, 2021 and are expected to remain compliant throughout 2021.

CASH FLOW SUMMARY
Summary of Cash Flows
Periods ended June 30	Quarter			Year-to-Date
($ millions)	2021	2020	Variance	2021	2020	Variance
Cash, beginning of period	317	272	45	249	370	(121)
Cash provided from (used in):
Operating activities	740	725	15	1,479	1,315	164
Investing activities	(820)	(808)	(12)	(1,658)	(1,997)	339
Financing activities	357	201	156	526	687	(161)
Effect of exchange rate changes on cash and cash equivalents	5	(10)	15	3	5	(2)
Cash, end of period	599	380	219	599	380	219

Operating Activities
See "Performance at a Glance - Operating Cash Flow" on page 4.

Investing Activities
Cash used in investing activities for the quarter was comparable to the same period in 2020. The decrease in cash used in investing activities year to date reflects higher capital expenditures in the first half of 2020, largely related to the Oso Grande Wind Project at UNS Energy. See "Performance at a Glance - Capital Expenditures" on page 5 and "Capital Plan" on page 15.

Financing Activities
Cash flows related to financing activities will fluctuate largely as a result of changes in the subsidiaries' capital expenditures and the amount of Operating Cash Flow available to fund those capital expenditures, which together impact the amount of funding required from debt and common equity issuances. The increase in cash provided from financing activities for the quarter also reflects debt issuances at Fortis and UNS Energy in the second quarter of 2021, for which a portion of the proceeds is expected to be used to repay maturing debt in the second half of the year.

13	FORTIS INC.	JUNE 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis

Debt Financing
Long-Term Debt Issuances		Interest
Year-to-date June 30, 2021	Month	Rate				Use of Proceeds
($ millions, except as noted)	Issued	(%)	Maturity	Amount
UNS Energy
Unsecured senior notes	May	3.25	2051	US	325	(1) (2)
Central Hudson
Unsecured senior notes	March	3.29	2051	US	75	(1) (2)
FortisBC Energy
Unsecured debentures	April	2.42	2031	150		(3)
Fortis
Unsecured senior notes	May	2.18	2028	500		(1) (2) (3)
(1)    Repay maturing long-term debt
(2)    General corporate purposes
(3)    Repay credit facility borrowings

In July 2021, ITC priced 30-year US$75 million series A secured senior notes at 2.90% with an expected issuance date in August 2021, with a delayed issuance of another US$75 million series B secured senior notes at 3.05% expected to be issued in May 2022. The net proceeds are expected to fund or refinance a portfolio of eligible green projects, repay credit facility borrowings, fund capital expenditures and be used for other general corporate purposes.

Common Equity Financing
Common Equity Issuances and Dividends Paid
Periods ended June 30	Quarter			Year-to-Date
($ millions, except as indicated)	2021	2020	Variance	2021	2020	Variance
Common shares issued:
Cash (1)	9	10	(1)	44	44	—
Non-cash (2)	87	10	77	177	19	158
Total common shares issued ($)	96	20	76	221	63	158
Number of common shares issued (# millions)	1.8	0.4	1.4	4.4	1.3	3.1
Common share dividends paid:
Cash	(150)	(211)	61	(297)	(424)	127
Non-cash (3)	(87)	(10)	(77)	(176)	(18)	(158)
Total common share dividends paid ($)	(237)	(221)	(16)	(473)	(442)	(31)
Dividends paid per common share ($)	0.5050	0.4775	0.0275	1.010	0.955	0.055
(1)    Includes common shares issued under stock option and employee share purchase plans
(2)    Common shares issued under the DRIP and stock option plan. The 2% discount offered on common share issuances under the DRIP was reinstated December 1, 2020.
(3)    Common share dividends reinvested under the DRIP

On February 11, 2021 and July 28, 2021, Fortis declared a dividend of $0.505 per common share payable on June 1, 2021 and September 1, 2021, respectively. The payment of dividends is at the discretion of the board of directors and depends on the Corporation's financial condition and other factors.

CONTRACTUAL OBLIGATIONS
There were no material changes to the contractual obligations disclosed in the 2020 Annual MD&A, except issuances of long-term debt and credit facility utilization. See "Cash Flow Summary" on page 13.

Off-Balance Sheet Arrangements
There were no material changes to off-balance sheet arrangements from those disclosed in the 2020 Annual MD&A.

14	FORTIS INC.	JUNE 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
CAPITAL STRUCTURE AND CREDIT RATINGS
Fortis requires ongoing access to capital and, therefore, targets a consolidated long-term capital structure that will enable it to maintain investment-grade credit ratings. The regulated utilities maintain their own capital structures in line with those reflected in customer rates.

Consolidated Capital Structure
As at	June 30,	December 31,
(%)	2021	2020
Debt (1)	54.6	54.8
Preference shares	3.6	3.6
Common shareholders' equity and minority interest (2)	41.8	41.6
	100.0	100.0
(1)    Includes long-term debt and finance leases, including current portion, and short-term borrowings, net of cash
(2)    Includes minority interest of 3.5% as at June 30, 2021 (December 31, 2020 - 3.5%)

Outstanding Share Data
As at July 28, 2021, the Corporation had issued and outstanding 471.2 million common shares and the following First Preference Shares: 5.0 million Series F; 9.2 million Series G; 7.7 million Series H; 2.3 million Series I; 8.0 million Series J; 10.0 million Series K; and 24.0 million Series M.

Only the common shares of the Corporation have voting rights. The Corporation's first preference shares do not have voting rights unless and until Fortis fails to pay eight quarterly dividends, whether or not consecutive or declared.

If all outstanding stock options were exercised as at July 28, 2021, an additional 3.0 million common shares would be issued and outstanding.

Credit Ratings
The Corporation's credit ratings shown below reflect its low risk profile, diversity of operations, the stand-alone nature and financial separation of each regulated subsidiary, and the level of holding company debt.

As at June 30, 2021	Rating	Type	Outlook
S&P	A-	Corporate	Stable
	BBB+	Unsecured debt
DBRS Morningstar	A (low)	Corporate	Stable
	A (low)	Unsecured debt
Moody's	Baa3	Issuer	Stable
	Baa3	Unsecured debt

In April 2021, S&P affirmed the Corporation's credit ratings and revised the ratings outlook to stable from negative, reflecting Fortis' operational and financial stability during the COVID-19 Pandemic and the expectation that this will continue. S&P also revised the ratings outlook for ITC, TEP and FortisAlberta to stable from negative.

In May 2021, DBRS Morningstar upgraded Fortis' corporate and unsecured debt credit ratings to A (low) from BBB (high). The upgrade reflects Fortis' business risk profile, improved credit metrics, financial resiliency during the COVID-19 Pandemic, and the expectation that this will continue.

CAPITAL PLAN
Year-to-date Capital Expenditures of $1.7 billion are consistent with expectations and are on track with the Corporation's annual $3.8 billion capital plan. Currently, the Corporation does not expect any material change in the 2021 capital plan. Higher than anticipated capital expenditures for the year are expected to offset the impact of the lower than forecast US-to-Canadian dollar exchange rate. The composition of the 2021 capital plan remains unchanged with 31% related to growth, 54% sustaining and 15% for other areas.

15	FORTIS INC.	JUNE 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
The Corporation does not expect the COVID-19 Pandemic to impact its 2021 or overall five-year capital plan, although certain planned expenditures may shift within the five years depending on the continued evolution of the pandemic. See "Performance at a Glance - Capital Expenditures" on page 5, "Business Risks" on page 16 and "Outlook" on page 19.

Capital Expenditures (1)
Year-to-date June 30, 2021
($ millions)
	UNS	Central	FortisBC	Fortis	FortisBC	Other	Total	Non-
ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Regulated	Regulated (2)	Total
546	337	133	192	186	58	264	1,716	4	1,720
(1)    Reflects cash outlay for property, plant and equipment and intangible assets as shown on the consolidated statements of cash flows in the Interim Financial Statements, as well as $126 million representing Fortis' share of capital spending for the Wataynikaneyap Transmission Power Project included in the Other Electric segment.
(2)    Energy Infrastructure segment

Five-Year Capital Plan
The Corporation's five-year 2021-2025 capital plan is targeted at $19.6 billion, which includes $3.8 billion for 2021 and an average of $4.0 billion per year for the remaining four years of the plan. The capital plan is low risk and highly executable, with 99% of planned expenditures to occur at the regulated utilities and only 15% relating to Major Capital Projects.

The current US-to-Canadian dollar exchange rate is lower than the foreign exchange rate of 1.32 assumed in the 2021-2025 capital plan. On average, Fortis estimates that a five-cent increase or decrease in the US dollar relative to the Canadian dollar would increase or decrease capital expenditures by approximately $400 million over the five-year planning period.

Planned capital expenditures are based on detailed forecasts of energy sales, labour and material costs, general economic conditions, foreign exchange rates and other factors. These could change for many reasons, including the COVID-19 Pandemic, and cause actual expenditures to differ from forecast.

Major Capital Project Updates

Oso Grande Wind Project
In May 2021, construction of UNS Energy's 250 MW wind-powered electric generating facility was completed.

Transmission Integrity Management Capabilities Project
This FortisBC Energy project will improve gas line safety and transmission integrity, including gas line modifications and looping. In February 2021, FortisBC Energy filed a CPCN application with the BCUC for the coastal transmission system section of this project.

AMI Project
This FortisBC Energy project includes replacement of residential and small commercial meters and installation of bypass valves to avoid any potential future interruption of gas service. In May 2021, FortisBC Energy filed a CPCN application with the BCUC for this project.

BUSINESS RISKS
The Corporation's business risks remain substantially unchanged from those disclosed in its 2020 Annual MD&A. See "Key Developments" on page 1, "Regulatory Highlights" on page 10 and "Capital Structure and Credit Ratings" on page 15 for applicable updates.

ACCOUNTING MATTERS

Accounting Policies
The Interim Financial Statements have been prepared following the same accounting policies and methods as those used to prepare the 2020 Annual Financial Statements.

16	FORTIS INC.	JUNE 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
Critical Accounting Estimates
The preparation of the Interim Financial Statements requires management to make estimates and judgments, including those related to regulatory decisions, that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues, expenses and contingencies. Actual results could differ materially from estimates.

There were no material changes to the nature of the Corporation's critical accounting estimates or contingencies from that disclosed in the 2020 Annual MD&A.

Allowance for Credit Losses
The amount of estimation and judgment involved in the Corporation's allowance for credit losses has increased as the impact of the COVID-19 Pandemic on forecast economic and other conditions continues to be monitored. In response to the pandemic, certain of the Corporation's utilities temporarily suspended non-payment disconnects. While the Corporation has seen an increase in accounts receivable and, accordingly, its allowance for credit losses since the start of the pandemic in March 2020, there has been no material change in credit loss expense for the three and six months ended June 30, 2021. Additional information on the Corporation's allowance for credit losses and credit risk is provided in Notes 5 and 13 in the Interim Financial Statements.

FINANCIAL INSTRUMENTS

LONG-TERM DEBT AND OTHER
As at June 30, 2021, the carrying value of long-term debt including the current portion, was $24.8 billion (December 31, 2020 - $24.5 billion) compared to an estimated fair value of $28.1 billion (December 31, 2020 - $29.1 billion). Since Fortis does not intend to settle long-term debt prior to maturity, the excess of fair value over carrying value does not represent an actual liability.

The consolidated carrying value of the remaining financial instruments, other than derivatives, approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

DERIVATIVES
Derivatives are recorded at fair value with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception.

There were no material changes with respect to the nature and purpose, methodologies for fair value determination, and carrying values of the Corporation's derivatives from that disclosed in the 2020 Annual MD&A. Additional details are provided in Note 13 to the Interim Financial Statements.

SUMMARY OF QUARTERLY RESULTS
		Common Equity
	Revenue	Earnings	Basic EPS	Diluted EPS
Quarter ended	($ millions)	($ millions)	($)	($)
June 30, 2021	2,130	253	0.54	0.54
March 31, 2021	2,539	355	0.76	0.76
December 31, 2020	2,346	331	0.71	0.71
September 30, 2020	2,121	292	0.63	0.63
June 30, 2020	2,077	274	0.59	0.59
March 31, 2020	2,391	312	0.67	0.67
December 31, 2019	2,326	346	0.77	0.77
September 30, 2019	2,051	278	0.64	0.63

Generally, within each calendar year, quarterly results fluctuate primarily in accordance with seasonality. Given the diversified nature of the Corporation's subsidiaries, seasonality varies. Most of the annual earnings of the gas utilities are realized in the first and fourth quarters due to space-heating requirements. Earnings for the electric distribution utilities in the US are generally highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

17	FORTIS INC.	JUNE 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
Generally, from one calendar year to the next, quarterly results reflect: (i) continued organic growth driven by the Corporation's capital plan; (ii) any significant temperature fluctuations from seasonal norms; (iii) the timing and significance of any regulatory decisions; (iv) changes in the US-to-Canadian dollar exchange rate; (v) any acquisitions and dispositions; (vi) for revenue, the flow through in customer rates of commodity costs; and (vii) for EPS, increases in the weighted average number of common shares outstanding.

June 2021/June 2020
See "Performance at a Glance" on page 2.

March 2021/March 2020
Common Equity Earnings increased by $43 million and basic EPS increased by $0.09, respectively, due primarily to Rate Base growth, new customer rates at TEP effective January 1, 2021 and higher hydroelectric production in Belize. The impact of losses on retirement investments and foreign exchange contracts recognized in March 2020 at UNS Energy and Corporate, respectively, also favourably impacted the year-over-year change. The increase was partially offset by higher operating costs related to planned generation maintenance at UNS Energy and unfavourable foreign exchange. The change in basic EPS also reflected an increase in the weighted average number of common shares outstanding, largely associated with the DRIP.

December 2020/December 2019
Common Equity Earnings decreased by $15 million and basic EPS decreased by $0.06, due mainly to the implementation of the November 2019 FERC decision at ITC in the fourth quarter of 2019 including the reversal of prior period liabilities. This impact was partially offset by: (i) Rate Base growth; (ii) the favourable impact of mark-to-market accounting of natural gas derivatives at Aitken Creek; and (iii) higher hydroelectric production in Belize. An increase in the weighted average number of common shares outstanding, associated with the Corporation's $1.2 billion December 2019 common equity offering, also contributed to the decrease in basic EPS.

September 2020/September 2019
Common Equity Earnings increased by $14 million due mainly to: (i) Rate Base growth; (ii) increased retail sales at UNS Energy, driven largely by weather; and (iii) higher earnings from Belize, mainly from increased hydroelectric production. This growth was tempered by: (i) the delay in TEP's general rate application, resulting in approximately $1 billion of Rate Base not reflected in customer rates; and (ii) lower contributions from ITC, due to the timing of earnings associated with the FERC ROE decisions, and a lower effective tax rate in 2019. The $0.01 decrease in basic EPS was due primarily to an increase in the weighted average number of common shares outstanding, mainly associated with the Corporation's $1.2 billion common equity issuance in the fourth quarter of 2019, partially offset by the above noted factors.

RELATED-PARTY AND INTER-COMPANY TRANSACTIONS
Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the three and six months ended June 30, 2021 and 2020.

Inter-company transactions between non-regulated and regulated entities not eliminated on consolidation include the lease of gas storage capacity and gas sales by Aitken Creek to FortisBC Energy. These transactions did not have a material impact on consolidated earnings, financial position or cash flows.

As at June 30, 2021, accounts receivable included approximately $30 million due from Belize Electricity (December 31, 2020 - $28 million).

Fortis periodically provides short-term financing, the impacts of which are eliminated on consolidation, to subsidiaries to support capital expenditures, acquisitions and seasonal working capital requirements. There were inter-segment loans of $135 million outstanding as at June 30, 2021 (December 31, 2020 - nil). Interest charged on inter-segment loans was not material for the three and six months ended June 30, 2021 and 2020.

18	FORTIS INC.	JUNE 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
OUTLOOK
The Corporation's long-term outlook remains unchanged. Fortis continues to enhance shareholder value through the execution of its capital plan, the balance and strength of its diversified portfolio of utility businesses, and growth opportunities within and proximate to its service territories. While uncertainty exists due to the COVID-19 Pandemic, the Corporation does not currently expect it to have a material financial impact in 2021.

The Corporation's $19.6 billion five-year capital plan is expected to increase midyear Rate Base from $30.5 billion in 2020 to $36.4 billion by 2023 and $40.3 billion by 2025, translating into three- and five-year CAGRs of approximately 6.5% and 6.0%, respectively. Beyond the five-year capital plan, Fortis continues to pursue additional energy infrastructure opportunities.

Fortis is transitioning to a cleaner energy future. Its corporate-wide target to reduce carbon emissions by 75% by 2035 represents avoided emissions equivalent to taking approximately 2 million cars off the road in 2035 compared to 2019 levels. Upon achieving this target, 99% of the Corporation's assets will be focused on energy delivery and renewable, carbon-free generation.

Additional opportunities to expand and extend growth include: further expansion of the electric transmission grid in the US to facilitate the interconnection of cleaner energy including infrastructure investments associated with the proposed American Jobs Plan; natural gas resiliency investments in pipelines and liquefied natural gas infrastructure in British Columbia; the fully permitted, cross-border, Lake Erie Connector electric transmission project in Ontario; and the acceleration of cleaner energy infrastructure investments across our jurisdictions.

Fortis expects long-term growth in Rate Base will support earnings growth and the annual dividend growth guidance of approximately 6% through 2025. This dividend growth guidance is premised on the assumptions listed under "Forward-Looking Information" below, including no material impact from the COVID-19 Pandemic, the expectation of reasonable outcomes for regulatory proceedings and the successful execution of the five-year capital plan.

FORWARD-LOOKING INFORMATION
Fortis includes forward-looking information in the MD&A within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: targeted average annual dividend growth through 2025; the expectation that the COVID-19 Pandemic will not impact the 2021 or five-year capital plan; expected timing and impact of regulatory decisions; the expectation that a portion of the proceeds of debt issuances in the first half of 2021 will be used to repay maturing debt in the second half of 2021; expected or potential funding sources for operating expenses, interest costs and capital plans; the expectation that maintaining the targeted capital structure of the regulated operating subsidiaries will not have an impact on the Corporation's ability to pay dividends in the foreseeable future; expected consolidated fixed-term debt maturities and repayments over the next five years; the expectation that the Corporation and its subsidiaries will continue to have access to long-term capital and will remain compliant with debt covenants in 2021; the expectation that ITC will issue debt in August 2021 and in May 2022 to fund or refinance a portfolio of eligible green projects, repay credit facility borrowings, fund capital expenditures and to be used for other general corporate purposes; forecast capital expenditures for 2021-2025; the expectation that higher than anticipated capital expenditures in 2021 will offset the impact of the lower than forecast US-to-Canadian dollar exchange rate; the nature, timing, benefits and expected costs of certain capital projects including the Transmission Integrity Management Capabilities Project and AMI Project; the expectation that the COVID-19 Pandemic will not have a material financial impact in 2021; forecast Rate Base and Rate Base growth for 2023 and 2025; the 2035 carbon emissions reduction target and projected asset mix; additional opportunities beyond the capital plan, including the expansion of the U.S. transmission grid to facilitate the interconnection of cleaner energy, natural gas resiliency investments in pipelines and liquefied natural gas infrastructure in British Columbia, and the Lake Erie Connector Project; and the expectation that long-term growth in Rate Base will support earnings and dividend growth.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information including, without limitation: no material impact from the COVID-19 Pandemic; reasonable regulatory decisions and the expectation of regulatory stability; the successful execution of the five-year capital plan; no material capital project or financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities; the Board exercising its discretion to declare dividends, taking into account the financial performance and condition of the Corporation; no significant variability in interest rates; no significant operational disruptions or environmental liability or upset; the continued ability to maintain the performance of the electricity and gas systems; no severe and prolonged economic downturn; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; the continued availability of natural gas,

19	FORTIS INC.	JUNE 30, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
fuel, coal and electricity supply; continuation of power supply and capacity purchase contracts; no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; retention of existing service areas; no significant changes in tax laws and the continued tax deferred treatment of earnings from the Corporation's foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; and favourable labour relations.

Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from those discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. Risk factors which could cause results or events to differ from current expectations are detailed under the heading "Business Risks" in this Interim MD&A, in the 2020 Annual MD&A and in other continuous disclosure materials filed from time to time with Canadian securities regulatory authorities and the Securities and Exchange Commission. Key risk factors for 2021 include, but are not limited to: uncertainty regarding the outcome of regulatory proceedings at the Corporation's utilities; risks associated with climate change, physical risks and service disruption; the impact of pandemics and public health crises, including the COVID-19 Pandemic; risks related to environmental laws and regulations; risks associated with capital projects and the impact on the Corporation's continued growth; and the impact of weather variability and seasonality on heating and cooling loads, gas distribution volumes and hydroelectric generation.

All forward-looking information herein is given as of July 28, 2021. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

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Interim Management Discussion and Analysis
GLOSSARY

2020 Annual Financial Statements: the Corporation's audited consolidated financial statements and notes thereto for the year ended December 31, 2020

2020 Annual MD&A: the Corporation's management discussion and analysis for the year ended December 31, 2020

Adjusted Basic EPS: Adjusted Common Equity Earnings divided by the basic weighted average number of common shares outstanding

Adjusted Common Equity Earnings: net earnings attributable to common equity shareholders adjusted as shown under "Non-US GAAP Financial Measures" on page 10

AMI: Advanced Metering Infrastructure

AESO: Alberta Electric System Operator

Aitken Creek: Aitken Creek Gas Storage ULC, a direct 93.8% owned subsidiary of FortisBC Holdings Inc.

AUC: Alberta Utilities Commission

BECOL: Belize Electric Company Limited, an indirect wholly owned subsidiary of Fortis

Belize Electricity: Belize Electricity Limited, in which Fortis indirectly holds a 33% equity interest

BCUC: British Columbia Utilities Commission

CAGR(s): compound average growth rate of a particular item. CAGR = (EV/BV)1-N-1, where: (i) EV is the ending value of the item; (ii) BV is the beginning value of the item; and (iii) N is the number of periods. Calculated on a constant US-to-Canadian dollar exchange rate

Capital Expenditures: cash outlay for property, plant and equipment and intangible assets as shown on the condensed consolidated statements of cash flows in the Interim Financial Statements

Caribbean Utilities: Caribbean Utilities Company, Ltd., an indirect approximately 60%-owned (as at December 31, 2020) subsidiary of Fortis, together with its subsidiary

Central Hudson: CH Energy Group Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including Central Hudson Gas & Electric Corporation

Common Equity Earnings: net earnings attributable to common equity shareholders

Corporation: Fortis Inc.

COS: Cost-of-service

COVID-19 Pandemic: declared by the World Health Organization in March 2020 as a result of a novel coronavirus

CPCN: Certificate of Public Convenience and Necessity

DBRS Morningstar: DBRS Limited

DRIP: dividend reinvestment plan

EPS: earnings per common share

FERC: Federal Energy Regulatory Commission

Fortis: Fortis Inc.

FortisAlberta: FortisAlberta Inc., an indirect wholly owned subsidiary of Fortis

FortisBC Electric: FortisBC Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries

FortisBC Energy: FortisBC Energy Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries

FortisOntario: FortisOntario Inc., a direct wholly owned subsidiary of Fortis, together with its subsidiaries

FortisTCI: FortisTCI Limited, an indirect wholly owned subsidiary of Fortis, together with its subsidiary

FX: foreign exchange associated with the translation of US dollar-denominated amounts

GCOC: Generic Cost of Capital

GWh: gigawatt hour(s)

Interim Financial Statements: the Corporation's unaudited condensed consoli-dated interim financial statements and notes thereto for the three and six months ended June 30, 2021

Interim MD&A: the Corporation's manage-ment discussion and analysis for the three and six months ended June 30, 2021

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Interim Management Discussion and Analysis
ITC: ITC Investment Holdings Inc., an indirect 80.1%-owned subsidiary of Fortis, together with its subsidiaries, including International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC, and ITC Great Plains, LLC

Major Capital Projects: projects, other than ongoing maintenance projects, individually costing $200 million or more

Maritime Electric: Maritime Electric Company, Limited, an indirect wholly owned subsidiary of Fortis

May 2020 FERC Decision: a FERC order issued in May 2020, on rehearing of the FERC's November 2019 decision, increasing the base ROE for ITC's MISO Subsidiaries from that determined in November 2019

Moody's: Moody's Investor Services, Inc.

Newfoundland Power: Newfoundland Power Inc., a direct wholly owned subsidiary of Fortis

Non-US GAAP Financial Measures: financial measures that do not have a standardized meaning prescribed by US GAAP

NOPR: notice of proposed rulemaking

NYSE: New York Stock Exchange

Operating Cash Flow: cash from operating activities

PBR: performance-based rate-setting

PJ: petajoule(s)

PSC: New York Public Service Commission

Rate Base: the stated value of property on which a regulated utility is permitted to earn a specified return in accordance with its regulatory construct

ROE: rate of return on common equity

RTO: regional transmission organization

S&P: Standard & Poor's Financial Services LLC

SEDAR: Canadian System for Electronic Document Analysis and Retrieval

TEP: Tucson Electric Power Company, a direct wholly owned subsidiary of UNS Energy

TSR: total shareholder return, which is a measure of the return to common equity shareholders in the form of share price appreciation and dividends (assuming reinvestment) over a specified time period in relation to the share price at the beginning of the period

TSX: Toronto Stock Exchange

UCA: Utilities Consumer Advocate

UNS Energy: UNS Energy Corporation, an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including TEP, UNS Electric, Inc. and UNS Gas, Inc.

US: United States of America

US GAAP: accounting principles generally accepted in the US

Wataynikaneyap Partnership: Watayni-kaneyap Power Limited Partnership, in which Fortis indirectly holds a 39% equity interest

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